

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 5, 2017

<u>Via E-Mail</u>
Tracy Kern
Chief Financial Officer
Clean Diesel Technologies, Inc.
1621 Fiske Place
Oxnard, CA 93033

> **Re:** **Clean Diesel Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 3, 2017**
> **File No. 333-215399**

Dear Ms. Kern:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        John J. McIlvery, Esq.